Exhibit 99.2

Management’s Discussion and Analysis

Three months ended March 31, 2025

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

TABLE OF CONTENTS

I.	OVERVIEW		3
II.	SUMMARY		4
III.	OUTLOOK AND UPCOMING MILESTONES		5
IV.	GUIDANCE		6
	A.	2025 GUIDANCE COMPARISON	6
V.	DISCUSSION OF OPERATIONS		9
	A.	CAMINO ROJO, MEXICO	9
	B.	MUSSELWHITE MINE, CANADA	13
	C.	SOUTH RAILROAD PROJECT (South Carlin Complex), NEVADA, USA	16
	D.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA	17
VI.	NON-GAAP MEASURES		18
VII.	SUMMARY OF QUARTERLY RESULTS		23
VIII.	THREE MONTHS ENDED MARCH 31, 2025		25
IX.	LIQUIDITY		27
X.	RELATED PARTY TRANSACTIONS		28
XI.	CAPITAL RESOURCES		29
XII.	OUTSTANDING SHARE DATA		29
XIII.	OFF-BALANCE SHEET ARRANGEMENTS		30
XIV.	PROPOSED TRANSACTIONS		30
XV.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION		30
XVI.	CRITICAL ACCOUNTING ESTIMATES		31
XVII.	FINANCIAL INSTRUMENTS		32
XVIII.	INTERNAL CONTROL OVER FINANCIAL REPORTING		32
XIX.	CAUTIONARY NOTES		34
XX.	RISKS AND UNCERTAINTIES		36

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

I.	OVERVIEW

Orla Mining Ltd. is a mineral exploration, development, and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the NYSE American under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Orla’s corporate strategy is to acquire, explore, develop, and operate mineral properties where our expertise can substantially increase stakeholder value. We have three material gold projects for the purposes of National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”):

•	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine” or “Camino Rojo”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (“Camino Rojo Sulphides”);

•	the Musselwhite Mine (“Musselwhite” or the “Musselwhite Mine”) located in Ontario, Canada; and

•	South Railroad (“South Railroad” or the “South Railroad Project”), located in the state of Nevada, United States, which consists of the Dark Star and Pinion deposits and is situated within the prospective land package called the “South Carlin Complex” along the Carlin trend.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our unaudited condensed interim financial statements for the three months ended March 31, 2025, and the related notes thereto, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The Cautionary Notes near the end of this document are an important part of this MD&A.

Additional information about our Company, including our most recent annual consolidated financial statements, annual MD&A, and Annual Information Form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

This MD&A is current as of May 9, 2025.

J. Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in NI 43-101, and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

II.	SUMMARY

Q1 2025 Highlights

•	Orla completed the acquisition of Musselwhite from Newmont on February 28, 2025.

•	First quarter gold production and sales of 47,759 ounces, and 46,356 ounces of gold respectively, generating $140.1 million in revenue.

•	All-in sustaining cost[1] (“AISC”) for the quarter of $845 per ounce of gold sold[2].

•	Cash on hand at March 31, 2025 of $184.2 million.

•	Net loss of $69.8 million for the quarter, resulting in loss per share of $0.22.

•	Adjusted earnings[1] of $38.6 million, resulting in adjusted earnings per share of $0.12.

•	Cash flow from operating activities before changes in non-cash working capital of $401.2 million.

•	Exploration and project development costs[1] of $15.8 million during the quarter, of which $6.9 million was capitalized and $8.9 million was expensed.

1 Non-GAAP measure. Please refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

2 AISC for Q1 2025 does not include the operations of Musselwhite Mine, which was acquired on February 28, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

Operating & Financial Results		Q1 2025	Q1 2024
Gold production	ounces	47,759	33,223
Gold sold	ounces	46,356	32,046
Average realized gold price[1]	per ounce	$2,915	$2,059

Cash cost per ounce [1]	per ounce	$597	$576
All-in sustaining cost[2] per ounce [1]	per ounce	$845	$909

Revenue	million	$140.7	$67.3
Cost of sales – operating cost	million	$48.3	$18.1
Net income (loss)	million	$(69.8)	$17.5
Earnings (loss) per share – basic	$/share	$(0.22)	$0.06

Adjusted earnings [1]	million	$38.6	$16.8
Adjusted earnings per share - basic [1]	$/share	$0.12	$0.05

Cash flow from operating activities before changes in non-cash working capital	million	$401.2	$21.7
Free cash flow [1]	million	$(404.1)	$23.9

Cash cost and AISC do not include the Musselwhite Mine. The closing of the Musselwhite transaction resulted in a onetime, non-cash fair value inventory adjustment of $9.8 million charged to cost of sales during the quarter. Therefore, including cash cost and AISC would not be representative of the performance of the mine for that period. Starting in the second quarter, and for the remainder of the year, we will include Musselwhite in the computation of cash cost and AISC.

Cash flow from operating activities before changes in non-cash working capital includes the proceeds received from the gold prepay facility of $384.4 million.

Financial position		March 31, 2025	December 31, 2024
Cash and cash equivalents	million	$184.2	$160.8
Net cash (Net debt) [1]	million	$(265.8)	$160.8

1 Non-GAAP measure. Please refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

2 AISC for Q1 2025 does not include the operations of Musselwhite Mine, which was acquired on February 28, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

III.	GUIDANCE

A.	2025 GUIDANCE

On January 16, 2025, the Company announced its full year 2025 annual guidance, which included the outlook for production, operating costs, capital costs, and exploration spending at Camino Rojo and South Railroad, but which excluded the Musselwhite Mine. On February 28, 2025, the Company completed the acquisition of Musselwhite. The following table provides updated guidance including ten months of operations at the Musselwhite Mine. All-in sustaining cost guidance for Musselwhite is for nine months from April to December 2025.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

		Updated Guidance	Preliminary Guidance
Gold Production	Koz	280 – 300	110 – 120
Camino Rojo	Koz	110 – 120	110 – 120
Musselwhite	Koz	170 – 180	–
Total Gold Production		280 – 300	110 – 120

Total Cash Cost[1] (net of by-product)	$/oz sold
Camino Rojo	$/oz sold	$ 625 – $ 725	$ 625 – $ 725
Musselwhite - April to December	$/oz sold	$ 1,000 – $ 1,200	–
Total Cash Cost (Net of by-product)[1] – Consolidated	$/oz sold	$ 850 – $ 1,050	$ 625 – $ 725

AISC[1] – Consolidated
Camino Rojo	$/oz sold	$ 700 – $ 800	–
Musselwhite - April to December	$/oz sold	$ 1,550 – $ 1,750	–
All-In Sustaining Costs[1] – Consolidated	$/oz sold	$ 1,300 – $ 1,500	$ 875 – $ 975

Capital Expenditures
Camino Rojo
Sustaining capital expenditures	$M	$5.0	$10.0
Non-sustaining – (Sulphides + capitalized exploration)	$M	$7.0	$7.0
Musselwhite
Sustaining capital expenditures	$M	$90.0	–
Non-sustaining – capitalized exploration	$M	$18.0	–
South Carlin Complex
Non-sustaining – capital projects	$M	$10.0	$10.0
Total Capital Expenditures	$M	$130.0	$27.0

Exploration and Project Development Expenses
Camino Rojo - Exploration Expense	$M	$9.0	$9.0
Musselwhite - Exploration Expense	$M	$7.0	–
South Carlin Complex - Exploration Expense	$M	$15.0	$15.0
South Carlin Complex - Project Development	$M	$12.0	$12.0
Total Exploration and Development Expenses	$M	$43.0	$36.0

Corporate G&A2
Corporate General and Administrative Costs	$M	$27.0	Not provided
Share-Based Compensation (non-cash)		$6.0	Not provided
Total Corporate G&A	$M	$33.0

1 Cash cost and AISC include 9 months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash cost and AISC are non-GAAP measures. Please refer to the Non-GAAP section of the MD&A for further detail.

2 Corporate G&A costs include one-time costs associated with the closing of the Musselwhite transaction of $10.2 million. These costs are excluded from the AISC calculation. Please refer to the Non-GAAP section of the MD&A for further detail.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

updated guidance Commentary

Orla’s updated gold production guidance range includes the Musselwhite operation for the 10-month period under Orla’s ownership. The production guidance range is 280,000 to 300,000 ounces of gold. AISC guidance for 2025 is in the range of $1,300 to $1,500 per ounce of gold sold, which reflects consolidated production and costs from Camino Rojo (full year) and Musselwhite (9 months), and includes corporate G&A .

The closing of the Musselwhite transaction during the quarter resulted in one-time, non-cash accounting treatments impacting cost of sales and, therefore, cash cost and AISC calculation would not be representative of the performance of the mine for that period. Therefore, we excluded Musselwhite from cash cost and AISC for the first quarter of 2025.

Camino Rojo & South Railroad

The Company has revised the sustaining capital guidance for Camino Rojo to $5 million, down from the preliminary estimate of $10 million, as we expect to expense, rather than capitalize, waste movement activities in alignment with the current operational approach. Otherwise, updated guidance for Camino Rojo and South Railroad remains consistent with preliminary guidance provided in January 2025.

Musselwhite Operations

Production guidance for Musselwhite is 170,000 to 180,000 ounces of gold. This includes production from March 1, 2025 following the closing of the acquisition. Cash cost and all-in sustaining cost guidance range is $1,000 to $1,200 and $1,550 to $1,750 per ounce of gold sold, respectively, for the nine-month period starting April 1, 2025.

Sustaining capital expenditures guidance is $90 million with the majority of the investment relating to underground lateral development in order to improve ore availability and efficiency for future years.

As stated in Orla’s April 1, 2025, press release, Orla has launched an aggressive $25 million drill program at Musselwhite for 2025. Of the $25 million, we expect $18 million will be considered non-sustaining capital expenditures and $7 million will be expensed. The 2025 program is as follows:

1.	Underground drilling to replace and expand reserves and resources.

2.	Directional drilling from surface to prove the open down-plunge extension of the Mine Trend; the first surface program since 2020.

3.	Drill testing priority near-mine targets to identify potential new mill feed material.

Corporate G&A

Corporate G&A includes regular costs, non-cash share-based compensation, and one-time transaction costs associated with the closing of the Musselwhite transaction which amount to $10.2 million. Those transaction costs are excluded from the AISC calculation. Please refer to the non-GAAP section.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

IV.	DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico, near the village of San Tiburcio. The project lies 190 kilometres northeast of the city of Zacatecas, 48 km southwest of the town of Concepción del Oro, Zacatecas, and 54 kilometres southeast of Newmont’s Peñasquito mine.

Refer to the Company’s filed annual information form dated March 18, 2025, for the year ended December 31, 2024 (the “Annual Information Form”), for historical context and project background.

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Mine achieved quarterly gold production of 29,973 ounces of gold in Q1 2025 at an average ore stacking rate of 18,587 tonnes per day. The average mining rate during the first quarter was 51,624 tonnes per day resulting in a strip ratio of 1.48. The lower strip ratio compared to Q4 2024 is a result of a mine pit redesign to ensure consistent access to ore to maintain balanced production. The average grade of ore stacked during the first quarter was 0.78 g/t gold. Gold sold during Q1 2025 totaled 30,512 ounces.

First quarter cash costs1 and AISC1 at Camino Rojo totaled $597 and $626 per ounce of gold sold, respectively, which is at the low end of our current AISC guidance range of $700 to $800 per ounce of gold sold. In comparison to Q4 2024, AISC was lower mainly due to lower sustaining capital expenditures during the quarter.

Sustaining capital during the first quarter of 2025 totaled $0.5 million, which primarily consisted of infrastructure and equipment for the mining and processing area.

Full year gold production guidance for Camino Rojo remains unchanged between 110,000 to 120,000 ounces. Production is planned to be higher in the first half of the year and lower in the second half as we begin to stack more transitional material with lower expected recoveries on the heap leach pad.

1 These are non-GAAP measures. Refer to the reconciliation provided in section V of this document.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

Camino Rojo Operating Highlights		Q1 2025	Q1 2024
Mining
Total Ore Mined	tonnes	1,874,736	1,943,865
Ore - processed	tonnes	1,653,848	1,756,613
Low Grade Ore – stockpiled	tonnes	220,887	187,252
Waste Mined	tonnes	2,771,436	872,571
Total Mined	tonnes	4,646,171	2,816,435
Strip Ratio	waste:ore	1.48	0.45
Total Ore Mined Gold Grade	g/t	0.73	0.77
Ore – processed	g/t	0.79	0.82
Low Grade Ore – stockpiled	g/t	0.32	0.31

Processing
Ore Crushed	tonnes	1,668,738	1,841,744
Ore Stacked	tonnes	1,672,826	1,783,305
Stacked Ore Gold Grade	g/t	0.78	0.82
Gold Produced	oz	29,973	33,223
Daily Stacking Rate – average	tonnes/day	18,587	19,597

		Q1 2025	Q1 2024
Total ROM Ore Stockpile*	tonnes	3,269,047	2,795,072
Total ROM Ore Stockpile Grade	g/t	0.32	0.33

*ROM ore stockpile includes mined ore not yet crushed, and low-grade stockpiles.

PERMITTING

CHANGE IN LAND USE PERMIT

The Company’s layback agreement with Fresnillo (the “Layback Agreement”) provided the Company with access to the Layback Area. As a result, the project as described in the 2021 technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”) will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit was submitted to SEMARNAT in February 2023. In July 2023, the permit was not approved for procedural reasons. We expect to resubmit the CUS permit application in Q2 2025.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

ENVIRONMENTAL IMPACT STATEMENT

With respect to the Environmental Impact Statement (in Spanish, Manifestación de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report requires a modification of the MIA permit to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application, which modification the Company submitted. In March 2022, the Company submitted a first modification of the MIA permit to allow for the open pit east-west expansion, as well as the expansion of the waste area and low-grade ore stockpiles. In October 2022, the Company submitted a second modification of the MIA permit to allow for an expansion of the pit to the north. In 2024, both MIA modifications were not approved by SEMARNAT. The Company has completed and submitted an updated permit application in November 2024 addressing SEMARNAT’s observations to support and obtain the necessary permits or permit amendments.

EXPLORATION

The Camino Rojo land package remains under-explored and its proximity to the large Camino Rojo mineralized system provides highly prospective exploration opportunities. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover restricting geochemical surface expressions, but we consider the potential to discover new mineralization as excellent. As such, we continue to conduct regional exploration at Camino Rojo.

CAMINO ROJO SULPHIDES

Historical drilling on the Camino Rojo Sulphides by previous owners indicated a broadly disseminated gold deposit, favoring a large, low-grade open-pit mining scenario requiring substantial capital for a processing facility and extensive material handling. To explore a more cost-effective targeted development approach, Orla launched a drill program to confirm the presence of higher-grade zones, interpreted as steep northwest-dipping and flat-lying vein sets.

Starting in Q4 2020, Orla reoriented drilling southward to test these zones and further refine the geological model. By the end of 2023, three drilling phases totaling 50,924 metres confirmed continuous higher-grade gold domains (>2 g/t Au), with potential for underground mining, reducing the need for a large processing facility and extensive material handling. Full results are available at www.orlamining.com.

By combining Orla's north-to-south drill holes with historical holes oriented in the opposite direction, drill spacing within the higher-grade zones of the Camino Rojo Sulphides has been reduced to 25-30 metres. This combined drilling has enhanced the understanding of the primary controls on gold mineralization and refined the geometry and size of higher-grade zones within the extensive sulphide deposit. The new data will be used for an initial underground resource estimate of the Camino sulphide zone, planned for 2025.

For additional details, please see the Company’s news releases dated January 25, 2024 (“Orla Mining Provides an Update on Infill Drilling at Camino Rojo Sulphides Deposit with Multiple Highly Positive Drill Intersections”), February 7, 2024 (“Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results”) and June 26, 2024 (“Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions”).

CAMINO ROJO EXTENSION (Zone 22)

Orla has confirmed sulphide mineralization extending beyond the Camino Rojo open-pit resource boundaries, building on the updated geological model and the CRSX22-15C hole drilled 200 metres down-plunge. In 2023, Orla executed a step-out drill program targeting 450 metres down-plunge from existing resources, focused on the dike zone structure. Drilling confirmed significant polymetallic sulphide mineralization. Orla also completed metallurgical testing in 2023 using core from CRSX22-07 and CRSX22-08C, which intersected polymetallic replacement-style mineralization. The results were positive, with CIL bottle roll tests showing gold recoveries of 81-96%. Rougher flotation on CRSX22-07 material produced a gold concentrate with 85-88% recovery. Open-circuit zinc cleaner tests on CRSX22-07 material yielded a zinc concentrate with 52% zinc grade and over 85% zinc recovery. These results suggest the new mineralization style is amenable to both cyanide processing and flotation.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

In 2024, the Company completed 35,462 metres of drilling with two objectives: (1) to determine the down-plunge geometry, continuity, and endowment potential of mineralization along the projection of the Dike Zone, and (2) to step out broadly and further assess the larger upside potential of this open mineralized system. The 2024 Camino Rojo Extension drill program was completed in mid-December. Positive drill results received throughout the year confirm polymetallic (Au, Ag, Zn, Pb, Cu) mineralization 900m down plunge of the current mineral resource. Additional material from the 2024 program, including recent intercepts of copper-rich mineralization will be selected and sent for metallurgical testing in early 2025.

In 2025, Orla plans to complete an initial inferred resources estimate for the upper part of Zone 22, about 500 metres from the existing sulphide open-pit resources. This initial resource will contribute to the first underground resource estimate for the Camino sulphide zone. Orla also intends to complete approximately 15,000m of infill drilling to better define geological controls on the polymetallic (Au, Ag, Zn, Pb, Cu) mineralization in the upper part of Zone 22 with the objective of upgrading the resource classification for Zone 22 to the Indicated category. Four drill rigs were active during Q1-2025, completing 8,044 metres of the planned 2025 infill program.

REGIONAL EXPLORATION

In 2025, Orla has allocated approximately 7,200 metres of drilling to regional exploration, aiming to follow up on positive results from 2024 and to test new high-priority exploration targets. The regional drill program is scheduled to commence in Q2-2025. In addition to drill testing, target generation activities will continue.

SUSTAINABILITY

Camino Rojo maintains and regularly updates its community engagement and environmental management programs. We participate in monthly community water and air quality monitoring and other environmental-related activities. The multidisciplinary Sustainability Risk Committee holds monthly meetings to identify and address risks associated with environmental, social and governance (ESG) aspects of the operation. Our community relations team continues to work with local communities to understand how we can best collaborate to advance community needs and priorities. During the first quarter of 2025, Camino Rojo continued its community investment program. Some highlights of our work in Q1-2025 are:

•	Investments in water infrastructure such as water catchment spillways, maintenance of rural roads and improvements to the urban environment in the area of influence of the operation.

•	Continued support for education through the award of scholarships, adult education and tutoring programs.

•	Delivery of a skills development program in partnership with the Zacatecas Institute for Technical Training initiated in 2024. A total of 42 local community members participated in the most recent certification program cohort that started in 2024 and concluded in Q1 2025.

•	Completion of two key community infrastructure projects: the renovation of the El Berrendo community church and the El Tinaco urban park in San Tiburcio. These projects were selected through a participatory process designed to ensure our community investments focuses on community priorities.

•	Continued support to the community poultry and egg farm initiative located in San Tiburcio including facility improvements and nutritional assessment of eggs produced. A partnership with a local public high school, private partners, and the Government of Zacatecas, this innovative project continued to produce organic eggs which are commercialized to local markets.

Camino Rojo continues to focus on creating local employment opportunities. At the end of Q1 2025, 100% of Camino Rojo’s direct employees were Mexican nationals and 88% of the direct employees and contractors’ workforce were from local communities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

B.	MUSSELWHITE MINE, CANADA

On November 18, 2024, Orla announced the acquisition of the Musselwhite Mine from Newmont Corporation for upfront cash consideration of $810 million and gold price-linked contingent consideration of $40 million. The transaction closed on February 28, 2025.

Refer to the Annual Information Form for historical context and project background.

The $810 million in upfront consideration was funded through a $250 million credit facility, a $360 million gold pre-payment facility, and $200 million in senior unsecured convertible notes.

•	$250 million credit facility (the “Credit Facility”) with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC, and consisting of:

•	$150 million from the Company’s existing revolving credit facility, with an August 2027 maturity.

•	$100 million from a three-year term loan, with quarterly repayments of $5 million beginning December 31, 2025, and the balance to be paid at maturity in February 2028.

The interest rate under the Credit Facility is based on the term Secured Overnight Financing Rate (SOFR), plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum applicable margin of 3.0%. Orla will have the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date.

•	$360 million gold prepayment (the “Gold Prepayment”) executed with the Bank of Montreal, ING Capital Markets LLC and Canadian Imperial Bank of Commerce, with the following terms.

•	The Company received an upfront payment of $360 million based on gold forward prices averaging approximately $2,834 per ounce.

•	In exchange, the Company will make 36 equal monthly deliveries of gold ounces from March 2025 to February 2028 totaling 144,887 gold ounces.

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”) led by the Company’s cornerstone shareholders, Fairfax Financial Holdings Limited (“Fairfax”), Pierre Lassonde, and Trinity Capital Partners Corporation:

•	Coupon: 4.5% per annum, payable in cash on a quarterly basis.

•	Maturity: Five years from the date of issuance.

•	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla.

•	Conversion Price: The initial conversion price for the Convertible Notes is C$7.90 per Share (the “Conversion Price”), which will be translated to US dollars at a fixed exchange rate of 1.40 CAD/USD. The Conversion Price represents a premium of 42% relative to the closing price of the Shares on Friday November 15, 2024, the last trading day prior to the announcement of the Transaction. Based on the Conversion Price, 35,443,026 Shares are issuable on conversion of the Convertible Notes.

•	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

•	Warrants: The holders of Convertible Notes received a total of 23,392,397 common share purchase warrants (the “Warrants”), representing 0.66 Warrants for each Share issuable upon conversion of the Convertible Notes. The Warrants have an exercise price of C$11.50 per Share and expire on the fifth anniversary of the closing of the Transaction.

Operational Overview

Musselwhite is a Canadian mining operation which has produced over 6 million oz of gold since it began operating in 1997. It is a fly-in-fly-out underground mining operation located in northwestern Ontario, Canada, with mining taking place from two main zones via longitudinal retreat and transverse stoping, conveyed to surface by an internal winze and conveyor. Ore processing occurs via two-stage crushing, grinding, leach/cyanide-in-pulp (“CIP”), and finally, doré with annual throughput capacity of 1.5 Mtpa. Gold recovery rates have been approximately 96%.

Operational UPDATE

Orla completed the Musselwhite transaction on February 28, 2025. Therefore, the following discussion relates only to activity which took place during the one month ended March 31, 2025.

Musselwhite Mine Operating Highlights		March 2025
Mining
Total underground ore	tonnes	108,061
Tonnes milled/processed	tonnes	104,287
Average ore grade milled	g/t	5.55
Average mill recovery rate	percent	95.7%
Gold ounces produced	ounces	17,786
Gold ounces sold	ounces	15,845

Accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. As a result, the Company recognized a fair value increment on the metal inventory totaling $10.3 million at February 28, 2025, of which $9.8 million was included in cost of sales during March 2025.

Geology and Exploration STRATEGY

Musselwhite has a strong history of gold production, supported by consistent resource and reserve replenishment and growth, which have extended its operational life. Gold mineralization is primarily hosted within folded banded iron formations (“BIF”), characterized by close associations with pyrrhotite, quartz-carbonate veining, and quartz flooding.

Historical mining along the main mine trend demonstrated exceptional continuity and predictability of gold mineralization. Drilling by the previous operator (2018–2020) down plunge from the main mine trend confirmed that mineralization extends at least 8 km from surface and remains open at depth.

Orla’s exploration strategy aims to replenish reserves and grow resources through sustained exploration investment. Underground drilling will continue to target infill and extension of key zones, while surface directional drilling at the PQ Deeps extension will resume to confirm continuity along the deposit plunge. Orla will also outline a long-term plan to explore the broader mine lease area and regional claims, recognizing strong potential for additional BIF-hosted and orogenic gold mineralization.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

Exploration PROGRAM UPDATE

In 2025, Orla is committing $25 million towards exploration activities at Musselwhite to continue underground exploration while also restarting drilling from surface to confirm the deposit’s down-plunge continuity. The objective is to define a critical mass of additional reserves and resources to support expansion of the operation and significantly extend the mine life. Historical drilling along the mine trend extension suggests an additional two to three kilometres of mineralized strike potential beyond current reserves and resources, extending from the PQ Deep area into the down-plunge portion of the mine. Additionally, Orla will assess near-mine targets through surface drilling for further resource growth and potential new mill feed.

Underground exploration drilling began in early March, with 2,415 metres completed to date. Surface drill programs are scheduled to commence in Q2 and will continue through to the end of the year.

For additional details, please see the Company’s press release dated April 1, 2025 (Orla Mining Ltd. launches $25M exploration drilling program to expand reserves and resources and extend Musselwhite mine trend).

SUSTAINABILITY

The Musselwhite Mine site is located on the traditional territory of North Caribou Lake First Nation, and it was one of the first mines in Canada to enter into a comprehensive agreement with First Nation communities. The signatories of Musselwhite Agreement include the North Caribou Lake First Nation, Kingfisher Lake First Nation, Wunnumin Lake First Nation, Cat Lake First Nation and Windigo and Shibogama Tribal Councils. The mine also has an agreement with the Mishkeegogamang First Nation. These agreements focus on a respectful and trust-based relationship for mutual benefit and include clauses on employment and training, environmental and cultural heritage protection, and business opportunities.

In late March, the Mishkeegogmang Cooperation Agreement was amended, restated and signed off by site Management and Mishkeegogamang leadership following a 2+ year renegotiation.

The Company is committed to investing in community priorities and has established a Community Investment Strategy which identifies key areas of focus. The key focus areas include education, health, economic development, social, arts, culture and recreation, diversity and environment.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

C.	SOUTH RAILROAD PROJECT (South Carlin Complex), NEVADA, USA

In August 2022, the Company acquired the South Railroad Project, which is located along the Pinon mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. South Railroad is part of the Company’s South Carlin Complex, a prospective 25,000-hectare land package. Refer to the Annual Information Form for historical context and project background.

PERMITTING

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (“BLM”) in accordance with the National Environmental Policy Act (“NEPA”) for permitting. Orla has submitted all its Supplemental Environmental Reports (“SERs”) required by the BLM prior to the issuance of a Notice of Intent (“NOI”).

The NOI is expected to be published in mid-2025, with the Company targeting a Record of Decision (the final permitting decision) by mid-2026. Following this approval, construction on the South Railroad Project would commence, with first gold production anticipated in 2027.

At the state level, the Company has received Class I and II Air Operating Permits. Applications have been prepared for the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (“NPDES”) discharge permit, which will be submitted after the NOI is published in 2025.

project construction

DETAILED DESIGN WORK AND AWARDING OF THE EPCM CONTRACT

The Engineering, Procurement, and Construction Management (“EPCM”) contract was awarded to M3 Engineering & Technology during Q4-2024. Basic and detailed engineering will proceed in 2025 and 2026 to align with construction following the Record of Decision. Long-lead equipment will be identified, with purchase orders potentially beginning in 2025.

EXPLORATION

The South Railroad Project presents strong potential for discovering additional Carlin-type, low sulfidation gold mineralization and polymetallic skarn deposits beyond the defined resources and reserves at the Pinion and Dark Star deposits. The potential for expanding oxide resources is high, and near-deposit and regional exploration efforts are ongoing.

Orla's 2024 exploration program at South Railroad included 19,009 metres of drilling, focusing on near-deposit exploration to target extensions of the Pinion and Dark Star deposits. Drilling returned promising results, including multiple high-grade intersections within and beyond the feasibility study open pits at Dark Star and Pinion indicating the potential to expand oxide gold mineralization beyond the current open-pit boundaries and extend the mine life. Shallow drilling along soil geochemistry anomalies has also revealed extensive gold-bearing structural trends, highlighting significant potential to expand oxide resources to support the future heap leach operation.

For details on the 2024 drilling on the South Carlin Complex, please refer to the press releases dated October 31, 2024 (Orla Provides Exploration and Permitting Update at South Railroad Project within the “South Carlin Complex” in Nevada) and February 25, 2025 (Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada).

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

In 2025, Orla has allocated approximately 18,000 m of drilling to exploration efforts at South Railroad. Exploration drilling will test potential extensions of the Dark Star and Pinion deposits, drill testing priority exploration targets for oxide mineralization. In addition to drill testing, target generation and development activities will continue.

Drilling at the POD–Sweet Hollow target area began in Q1-2025, with 549 metres completed to date. The program has been temporarily paused due to weather conditions limiting road access to the drill site, and is expected to resume in Q2-2025.

D.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre. The project includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Additional information on the Cerro Quema Project is set forth in the technical report titled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama”, dated effective January 18, 2022.

On October 27, 2023, Panama’s President, Laurentino Cortizo Cohen, signed Executive Decree No. 23/2023 (“Decree 23-2023”). Decree 23-2023 (i) banned the granting of new concessions for the exploration, extraction, transportation, and exploitation of metal mining in Panama, (ii) rejected all pending requests for the granting of new concessions for the exploration, extraction, transport, and exploitation of metal mining and (iii) ordered MICI to dispose of the files within three months of the passing of Decree 23-2023. On November 3, 2023, the National Assembly of Panama passed Law 407, which instituted a moratorium on granting, renewing, or extending concessions for the exploration, extraction, transportation, or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema SA de CV (“MCQSA”), the Company’s subsidiary that holds the Cerro Quema Project, received three resolutions from the Panamanian Ministry of Commerce and Industry (“MICI”). The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area. On December 26, 2023, MCQSA filed requests for reconsideration of MICI’s decisions. On March 11, 2024, MICI rejected the requests for reconsideration.

In March 2024, the Company filed a Notice of Intent to Arbitrate with the Government of Panama under the Free Trade Agreement between Canada and Panama (the “FTA”). The Notice of Intent asserted that the measures taken by Panama, including those described above, constituted violations of Panama’s legal obligations under the FTA and customary international law. The Notice of Intent was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company’s claim. As no resolution was reached, the Company proceeded with filing a Request for Arbitration on July 3, 2024.

The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (ICSID) in Washington, DC, under its Arbitration Rules. A tribunal for the arbitration has been constituted and the Company filed its written submissions (referred to as its Memorial on Liability and Quantum) at the end of March 2025. This filing included a claim for damages of approximately US$400 million, plus pre-award and post-award interest. Panama’s reply to the Company’s submissions is expected in July 2025.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

V.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Q1 2025	Q1 2024
Revenue	$140,670	$67,278
Silver sales	(5,533)	(1,310)
Gold sales	135,137	65,968
Ounces of gold sold	46,356	32,046
AVERAGE REALIZED GOLD PRICE	$2,915	$2,059

NET CASH (NET DEBT)

Net cash (net debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$184,231	$160,849
Less: Long term debt	(450,000)	—
NET CASH (NET DEBT)	$(265,769)	$160,849

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

	Q1 2025	Q1 2024
Net income (loss) for the period	$(69,832)	$17,485
Change in fair values of financial instruments	80,725	—
Unrealized foreign exchange	2,565	(911)
One-time Musselwhite acquisition costs	10,215	—
Increased costs from inventory fair value adjustment	9,769	—
Share based compensation related to PSUs	2,096	124
Accretion of deferred revenue	3,050	122
ADJUSTED EARNINGS	$38,588	$16,820

Millions of shares outstanding – basic	322.4	315.1
Adjusted earnings per share – basic	$0.12	$0.05

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla’s net income for each period are exploration costs which were expensed, as follows:

	Q1 2025	Q1 2024
Exploration & evaluation expense	$8,879	$4,744

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities. The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS.

Included within the figures for Q1 2025 are $798.5 million for the acquisition of Musselwhite Mine.

	Q1 2025	Q1 2024
Cash flow from operating activities	$411,465	$32,406
Cash flow from investing activities	(815,549)	(8,480)
FREE CASH FLOW	$(404,084)	$23,926

Millions of shares outstanding – basic	322.4	315.1
Free cash flow per share – basic	$(1.25)	$0.08

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

CASH COST PER OUNCE

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one month period ended March 31, 2025.

Camino Rojo only	Q1 2025	Q1 2024
Cost of sales – operating costs	$20,983	$18,109
Royalties	2,765	1,668
Silver sales	(5,533)	(1,310)
CASH COST	$18,215	$18,467

Ounces of gold sold	30,512	32,046
Cash cost per ounce sold	$597	$576

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

ALL-IN SUSTAINING COST

The Company has provided an All-in Sustaining Cost performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

The following table excludes Musselwhite Mine.

Excludes Musselwhite Mine	Q1 2025	Q1 2024
Cash cost, as above	$18,215	$18,467
General and administrative	5,587	3,869
Share based payments	1,123	1,331
Accretion of site closure provisions	120	112
Amortization of site closure provisions	150	136
Sustaining capital	450	4,614
Sustaining capitalized exploration	—	413
Lease payments	138	199
ALL-IN SUSTAINING COST	$25,783	$29,141

Ounces of gold sold	30,512	32,046
All-in sustaining cost per ounce sold	$845	$909

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies. We believe this measure combining the two provides a more fulsome understanding to readers of the level of expenditures incurred on these activities during the period.

	Q1 2025	Q1 2024
Exploration and evaluation expense	$8,879	$4,744
Expenditures on mineral properties capitalized	6,932	3,876
EXPLORATION AND PROJECT DEVELOPMENT	$15,811	$8,620

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

VI. SUMMARY OF QUARTERLY RESULTS

Production and sales of gold during each of the last eight quarters was as follows:

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Ounces gold produced	47,759	26,531	43,788	33,206	33,223	34,484	32,425	29,058
Ounces gold sold	46,356	33,288	38,265	34,875	32,046	31,300	31,061	29,773

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Revenue	$140,670	$92,763	$99,307	$84,570	$67,278	$62,946	$60,294	$59,272
Cost of sales	(68,416)	(32,933)	(34,572)	(30,197)	(28,576)	(26,339)	(25,092)	(21,733)
Earnings from mining operations	72,254	59,830	64,735	54,373	38,702	36,607	35,202	37,539

Exploration expense	8,879	9,549	13,653	6,649	4,744	9,316	11,233	7,201
Office and administrative	1,231	1,107	1,033	875	831	1,079	929	834
Professional fees	11,355	1,593	1,159	1,028	787	1,255	550	516
Regulatory and transfer agent	475	156	43	49	277	18	37	110
Salaries and wages	2,741	2,278	1,783	1,926	1,974	1,561	1,607	1,647
Depreciation	120	33	121	126	127	149	117	120
Share based payments	3,318	1,849	712	835	1,419	652	656	806
Fair value adjustments on financial instruments	80,725	(3,138)	—	—	—	—	—	—
Foreign exchange and other	2,443	(2,946)	(2,276)	(2,080)	(944)	608	340	1,240
Impairment of exploration properties	—	—	—	—	—	72,743	—	—
Interest and finance costs	4,974	(806)	(170)	(3,648)	670	870	1,999	1,466
Tax expense	25,825	24,068	27,533	24,348	11,332	6,798	12,364	10,772
Net income (loss)	$(69,832)	$26,087	$21,144	$24,265	$17,485	$(58,442)	$5,370	$12,827

Net income (loss) per share (basic)	$(0.22)	$0.08	$0.07	$0.08	$0.06	$(0.19)	$0.02	$0.04
Net income (loss) per share (diluted)	$(0.22)	$0.08	$0.06	$0.07	$0.05	$(0.19)	$0.02	$0.04

REVENUE AND COST OF SALES

During 2023 and 2024, gold sales have increased steadily from about 26,000 ounces per quarter to about 34,000 ounces per quarter. Commencing Q1 2025, gold sales increased to about 46,000 following the acquisition of Musselwhite Mine. Over the period Q2 2023 to Q1 2025, price realized per ounce has increased from about US$1,900 per oz to over US$2,900 per oz.

Cost of sales has increased over time as a result of higher ounces sold, higher reagent consumption due to higher lifts on the leach pads, increased labour rates due to routine inflationary adjustments at Camino Rojo, and a general strengthening of the Mexican peso against the US dollar, although we did see the peso weaken from Q2 2024 to Q1 2025.

Increases in the depreciation component of cost of sales are due to ongoing capital expenditures and higher corresponding ounces sold following the acquisition of Musselwhite Mine during Q1 2025.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2025	United States dollars unless otherwise stated

EXPLORATION EXPENSE

In Q3 2022, we acquired the South Railroad Project (part of the South Carlin Complex) and continued significant exploration and evaluation activities. Drilling activity at the South Carlin Complex, including South Railroad, occurs primarily during Q2 to Q4 of each year due to weather. We continue to invest significant amounts in Nevada exploration.

Commencing in Q1 2024 we limited our costs at Cerro Quema to, primarily, holding costs.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company and have trended upwards generally as a result of (a) implementing Sarbanes Oxley requirements (which have resulted in increased staffing, dedicated software, and increased audit and related advisory fees), and (b) increased staffing and costs in 2023 related to our ESG activities. Professional fees in Q1 2025 increased primarily due to the costs associated with the acquisition of the Musselwhite Mine.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”) vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others.

INTEREST AND FINANCE COSTS

Interest and financing costs are primarily related to (a) a project loan and credit facilities used to fund the construction of the Camino Rojo Oxide Mine, and (b) the obligations arising from our acquisition of the Layback Area from Fresnillo.

We repaid the Fresnillo obligations in Q4 2023 and we repaid the entire Revolving Facility in Q4 2024. Consequently, interest and finance costs have trended lower over the past few quarters up until Q4 2024. Commencing Q1 2025, following the acquisition of Musselwhite Mine, interest and finance costs have increased again due to the drawdown of the credit facility, and the issuance of interest-bearing convertible notes.

TAX EXPENSE

We accrue income taxes and record deferred taxes each quarter. In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations, in addition to corporate income tax. Beginning in January 2025, the SMD rate increased to 8.5%.

Commencing Q1 2025, following the acquisition of the Musselwhite Mine in Canada, we expect increases in corporate tax expense and in Ontario mining tax expense.

fair value adjustments on financial instruments

During Q1 2025, we recorded a $80.7 million loss on changes in fair value of financial instruments issued and entered into in connection with the acquisition of Musselwhite Mine.

VII. THREE MONTHS ENDED MARCH 31, 2025

The following commentaries are based on accompanying (i) unaudited consolidated financial statements for the three months ended March 31, 2025, and (ii) audited consolidated financial statements for the year ended December 31, 2024, each of which were prepared in accordance with IFRS Accounting Standards.

BALANCE SHEET

Comparison of balance sheets at March 31, 2025 to December 31, 2024.

	Mar 31, 2025	Dec 31, 2024	Commentary
Cash	$184,231	$160,849	Significant inflows were from operating activities and financing activities which were then used to fund the acquisition of Musselwhite Mine.
Other current assets	86,428	43,770	Increase was primarily due to working capital balances arising from the acquisition of the Musselwhite Mine.
Property, plant and equipment	1,330,709	202,585	Increase was due to the Musselwhite Mine acquisition.
Exploration and evaluation properties	181,993	181,993
Other long term assets	31,127	9,152	Increase was primarily due to the financial instruments recognized upon issuance of the convertible notes.
Current liabilities	334,203	51,565	Increase was primarily due the gold prepay arrangement entered into with a syndicate of lenders (of which $114 million was presented as current), the warrant liability recognized in connection with the convertible notes issuance (of which another $113 million was presented as current), contingent consideration ($16 million) recognized in connection with the Musselwhite Mine acquisition classified as current, as well as the routine current liabilities of Musselwhite Mine.
Long term debt	406,293	—	Increase was due to the credit facility and issuance of convertible notes in connection with the Musselwhite acquisition.
Other long term liabilities	628,887	39,339	Increase was primarily due to Musselwhite Mine acquisition, the gold prepay arrangements entered into with a syndicate of lenders classified as non-current, and contingent consideration recognized in connection with the Musselwhite Mine acquisition classified as non-current.

INCOME FOR THE QUARTER

	Q1 2025	Q1 2024	Commentary
Revenue	$140,670	$67,278	Increase was primarily due to the Musselwhite Mine acquisition which resulted to greater revenues and costs across all income and expense categories.
Cost of sales	68,416	28,576	The increase in “other expenses” is the result of movements in the fair value of financial assets and liabilities most of which arose during or as a result of the acquisition.
General and administrative	15,802	3,869
Exploration and evaluation	8,879	4,744
Other expenses (income)	91,580	1,272
Income taxes	25,825	11,332
Net income (loss)	$(69,832)	$17,485

CASH FLOWS

	Three months ended March 31
	2025	2024	Commentary
Cash flow from operating activities	$411,465	$32,406	The increase is driven substantially by proceeds from the gold prepay arrangement executed during the quarter.
Cash flow from (used in) investing activities	(815,549)	(8,480)	The increased outflow is due to the acquisition of Musselwhite Mine.
Cash flow from (used in) financing activities	427,479	(1,947)	The increase inflow was primarily due to the drawdown of the credit facility and the issuance of convertible notes which were all used to acquire Musselwhite Mine.

VIII. LIQUIDITY

At March 31, 2025, the Company has a Revolving Facility (as defined below) with a maturity date of August 27, 2027, and a Term Facility with a maturity date of February 28, 2030.

As of the date of this MD&A, as a result of our acquisition of the Musselwhite Mine, we had the following amounts outstanding –

•	$150 million on our revolving credit facility

•	$100 million term loan, and

•	$200 million in senior unsecured convertible notes

As of the date of this MD&A, we have obligations to deliver a total of 136,838 ounces of gold over a remaining 34-month period, to a syndicate of lenders.

Current liabilities reported on our balance sheet exceed current assets. Our current liabilities of approximately $334 million include $97 million of warrants which if exercised by the warrant holders will be settled in common shares, not cash. However, they are required to be presented as current liabilities under IAS 1 «Presentation of Financial Statements» because they are financial instruments which may be settled at the holder’s option. Current liabilities also includes approximately $114 million of deferred revenue which will be settled by the delivery of gold produced from the Company’s mines.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at March 31, 2025 (thousands of US dollars)	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$650	$650	$—	$—	$—
Trade payables	20,559	20,559	—	—	—
Accrued liabilities	58,048	58,048	—	—	—
Lease commitments	2,392	1,078	1,314	—	—
Derivative liabilities	125,000	113,000	12,000	—	—
Convertible notes	167,445	—	—	167,445	—
Deferred revenue	384,582	113,923	261,874	—	8,785
Credit facility and related interest	295,174	28,727	266,447	—	—
Total contractual obligations	$1,053,850	$335,985	$541,635	$167,445	$8,785

IX. RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
Fairfax Financial Holdings Limited, together with its subsidiaries	Shareholder with significant influence over the Company as a result of its existing and exercisable potential voting rights.

Compensation to key management personnel was as follows:

	Q1 2025	Q1 2024
Salaries and short term incentive plans	$2,276	$1,846
Directors’ fees	142	151
Share based payments	944	1,032
	$3,362	$3,029

Transactions

During the three months ended March 31, 2025, the Company paid $0.6 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries.

Outstanding balances at the reporting date

As at March 31, 2025, subsidiaries of Fairfax Financial Holdings Limited held $150.0 million in convertible notes (note 16(b)) and key management personnel estimated accrued short term incentive compensation totaled $2.2 million and is included in accrued liabilities (December 31, 2024 – $1.3 million).

During the period covered by this MD&A, and to the date of this MD&A, there are no other related party transactions or balances.

X. CAPITAL RESOURCES

As of the date of this MD&A, the Company had available to it the following capital resources.

Cash	Approximately $184 million as of March 31, 2025

Credit Facility	$150 million under the Amended Revolving Facility and the $100 million Term Facility with a syndicate of lenders. As of the date of this MD&A, these facilities had been fully drawn.

Gold Prepay Arrangement	As of the date of this MD&A, the Gold Prepay had been fully funded by the banks and the Company has commenced making monthly deliveries pursuant to this Arrangement.

Convertible notes	Concurrent with the acquisition of the Musselwhite Mine, the Company issued Convertible Notes in an aggregate principal amount of $200 million.

Warrants

As of the date of this MD&A, the Company had outstanding approximately 49 million warrants, substantially as follows:

•    25.2 million exercisable at C$3.00 until December 18, 2026

•    23.4 million exercisable at C$11.50 until February 28, 2030, and

•    0.2 million exercisable at C$7.94 until February 23, 2026

Refer to section VIII - LIQUIDITY above for current outstanding amounts in respect of the Revolving Facility, the Term Facility, and the senior unsecured convertible notes and to the notes of the accompanying unaudited condensed interim consolidated financial statements for details on payments and accruals during the period.

EQUITY

The Company filed a base shelf prospectus on April 13, 2023, which is valid for 25 months. The Company plans to file a new base shelf prospectus in Q3 2025.

XI. OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	325,124,256 common shares

•	47,279,897 warrants

•	2,418,914 stock options

•	500,000 bonus shares

•	982,922 restricted share units

•	970,473 deferred share units

•	37,843,651 warrants of Contact, exercisable for 238,415 common shares or Orla

Further there are $200 million in senior unsecured convertible notes, which if all were converted could result in the issuance of 35.4 million common shares of the Company.

Further details about these potentially issuable securities are provided in the notes to the accompanying audited consolidated financial statements for the year ended March 31, 2025.

XII. OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XIII. PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

XIV. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued a new IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1. The new guidance is expected to improve the usefulness of information presented and disclosed in the financial statements of companies. IFRS 18 introduces the following key changes:

•	IFRS 18 introduces a defined structure for the statement of income (loss) composed of operating, investing, financing categories with defined subtotals, such as operating earnings (loss), earnings (loss) before financing and income taxes and net earnings (loss) for the year. The new guidance also requires disclosure of expenses in the operating category by nature, function or a mix of both on the face of the statement of income (loss).

•	Disclosures on management defined performance measures (“MPMs”) - IFRS 18 requires companies to disclose definitions of company-specific MPMs that are related to the statement of income (loss) and provide reconciliations between the MPMs and the most similar specified subtotals within the statement of income (loss) in a single note.

•	Aggregation and disaggregation (impacting all primary financial statements and notes) - IFRS 18 sets out enhanced guidance on the principles of how items should be aggregated based on shared characteristics. The changes are expected to provide more detailed and useful information to investors.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. We are currently assessing the impact of this new IFRS accounting standard on our consolidated financial statements.

XV. CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying condensed interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying unaudited consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2024.

In preparing the accompanying condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2024.

However, our acquisition of the Musselwhite Mine in Q1 2025 required us to make additional judgements and estimates as follows.

Significant New Accounting Judgements

Business Combination Assessment

Management exercised judgement in determining that the acquisition of Musselwhite Mine met the definition of a business under IFRS 3 «Business Combinations», which resulted in the recognition of identifiable assets acquired and liabilities assumed.

Classification of the Gold Prepay Arrangement:

In connection with the acquisition, the Company entered into a gold prepay arrangement whereby an upfront cash payment was received in exchange for the future delivery of gold ounces. We determined that this arrangement represented a contract liability (in other words, a deferred revenue) under IFRS 15, rather than a financial liability under IFRS 9, based on the contractual obligation to deliver physical gold.

Componentization of the Convertible Notes

The Company issued convertible notes as part of the financing for the acquisition. Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a derivative liability for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying and classifying each component under IFRS 9 and IAS 32.

Functional Currency

Judgement was applied in determining the functional currency of Musselwhite Mine in accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», based on the currency that most faithfully represents the primary economic environment in which Musselwhite Mine operates.

As a result of the financing components undertaken by the parent entity, we also applied judgement in considering and reassessing the functional currency of the parent entity.

Key Sources of Estimation Uncertainty

Fair Value Measurement of Financial Instruments

The valuation of each of the components of the convertible notes, and of the gold prepay arrangement, involved complex models using unobservable (“Level 3”) inputs, including discount rates, share price volatility, expected lives, and estimated costs of capital, and credit spreads. These estimates could change significantly as market conditions change.

Revenue Recognition of the Gold Prepay Arrangement

The timing and amount of revenue recognized from the gold prepay is based on estimated future delivery schedules, and discount rates used in the computation of the deferred revenue liability.

Mineral Reserves and Resources

Estimates of mineral reserves and resources for the Musselwhite Mine were incorporated into our life-of-mine models and are subject to periodic updates. These estimates impact future depreciation and the valuation and timing of site closure obligations.

Rehabilitation and Closure Provisions

Site closure obligations were remeasured as of the acquisition date at fair value. These estimates involve assumptions regarding timing and cost of closure activities, inflation rates, currency rates, and discount rates.

Deferred Income Taxes

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

XVI. FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not ordinarily acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

As part of or during the Musselwhite acquisition, the Company issued a number of financial instruments. These are detailed in note 14 of the accompanying unaudited condensed interim consolidated financial statements.

XVII. INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as this term is defined in National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

An evaluation of the Company’s internal controls over financial reporting at December 31, 2024 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Framework (2013). This evaluation concluded that the Company’s internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this MD&A, other than the acquisition of Musselwhite Mine, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

We are currently preparing our scoping and risk assessments at Musselwhite Mine. We expect to commence our review of control design and plan to integrate the internal controls over financial reporting at Musselwhite Mine over the coming months. We expect to incorporate Musselwhite Mine in the evaluation of internal controls over financial reporting beginning in the first quarter of 2026.

XVIII. CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “Indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: planned development and mining activities and expenditures, including estimated rates of production, cash costs, AISC, capital expenditures, exploration and evaluation expenditures, and production plans; proposed exploration plans and the expected results and timing thereof; statements based on exploration and metallurgical results; timelines for receipt of any required agreements, approvals, or permits, including the MIA at Camino Rojo and the timing of permitting and construction at South Railroad; mineral resource updates; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and obtaining regulatory approvals related thereto; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement; that all conditions of the Company’s Credit Facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to successfully integrate the Musselwhite Mine; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

XIX. RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

INDEBTEDNESS AND GOLD PREPAY

As of the date of this MD&A, the Company had indebtedness and delivery obligations under a gold prepayment facility as discussed above in section IX Liquidity. This indebtedness and the gold prepay obligations will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the gold prepayment. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the gold prepayment will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate such indebtedness and gold prepayment require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders or providers to accelerate the Company’s obligations, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

FOREIGN COUNTRY AND POLITICAL RISK

Certain of the Company’s mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Oxide Mine pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous, 2019 technical report on the project.

However, the Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, the United States and Canada is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

The Musselwhite Mine claims, tenures, leases, titles, and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions, including Musselwhite. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

GLOBAL FINANCIAL CONDITIONS

Global financial and political instability, including ongoing hostilities in Ukraine, sanctions on Russia and Belarus, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like gold and silver, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company’s operations and business conditions. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the price of the Common Shares could be adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact our ability to import materials needed to conduct our operations, construct our projects, or to export our products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries, including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.